VIA EDGAR

March 6, 2025

Mr. Brian Soares

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ingevity Corp
DFAN14A filed February 25, 2025
Filed by Vision One Fund, LP et al.
File No. 001-37586

Dear Mr. Soares:

On behalf of Vision One Fund, LP and the other parties named in the Schedule 14A filed on February 25, 2025 (collectively, the “Vision One Parties”), relating to Ingevity Corporation, a Delaware corporation (the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter, dated March 3, 2025, with respect to Vision One’s Schedule 14A (File No. 001-37586), which was filed by Vision One with the SEC on February 25, 2025 (the “DFAN14A”).

For your convenience, the Staff’s comments have been produced in bold and italics herein with Vision One’s response immediately following each comment. The below responses are also reflected, to the extent applicable, in Vision One’s revised presentation (the “Updated Presentation”) filed with the SEC on the date hereof as an exhibit to Vision One’s Schedule 14A (the “Updated Schedule 14A”). Unless otherwise indicated, page references in the Staff’s comments and headings below refer to the Updated Schedule 14A and capitalized terms have the same meaning as contained in the Updated Schedule 14A.

DFAN14A filed February 25, 2025

General

1.	Refer to your statement that “[o]ther than Messrs. Acero and Mather, none of the Nominees have any agreements, understandings or relationships with VOF or any of its affiliates.” Please tell us whether Dr. Sanchez and Mr. Segal have consented to being nominated to serve on the Company’s board, and if so, whether they have done so pursuant to any agreements or understandings with VOF or any of its affiliates.

REPONSE: We respectfully advise the Staff that each of the Nominees, including Dr. Sanchez and Mr. Segal, consented to being named as a director nominee in any proxy solicitation materials and to serve on the Board if elected or appointed. The Updated Schedule 14A has been revised (i) to reflect that each Nominee has consent to be named as a director and to serve if elected or appointed, and (ii) to clarify that other than consenting to being named as a director nominee in any proxy solicitation materials and to serve if elected or appointed, Dr. Sanchez and Mr. Segal do not have any agreements, understandings or relationships with VOF or any of its affiliates.

2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental

Corby.Baumann@thompsonhine.com Fax: 212.344.6101 Phone: 212.908.3933

300 Madison Avenue, 27th Floor New York, New York 10017-6232	www.ThompsonHine.com O: 212.344.5680 F: 212.344.6101

March 6, 2025

basis. Some examples of opinions presented as fact that should be recharacterized and/or supported include the following on page 15 of your February 25 presentation:

•	“Only after severe business declines has the Board decided to pivot and exit Industrial Specialties near the bottom.”
•	“NGVT’s plan likely amounts to a fire sale and weakens the remaining Road Technologies assets.”
•	The reference to “introducing substantial new risk to the continuing business.”

RESPONSE: We respectfully advise the Staff that the requested clarifications have been made in the Updated Presentation. For example, please see pages 15 and 16 of the Updated Presentation.

3.	Please revise your February 25 presentation to disclose the basis or source for the various metrics, estimates, and conclusions presented throughout page 17 of your presentation. For example:
•	What is the basis for the 2026 EBITDA estimates for each of Performance Chemicals, Capa, and Performance Materials as mentioned in the footnotes to this page?
•	What is the source for the $355 million in share repurchases and $55 average repurchase price per share?
•	What is your basis for calculating enterprise value at 12.0x of 2026 EBITDA?

RESPONSE: We respectfully advise the Staff that the requested clarifications have been made in the Updated Presentation. For example, please see pages 18, 22, and 23 of the Updated Presentation.

4.	Please revise your February 25 presentation to clarify whether dollar and share amounts throughout your presentation are in millions, thousands, or hundreds. For example, it is unclear from page 10 of your presentation how the Company spent $6 million in share repurchases in 2019 to acquire zero shares, as currently suggested. In addition, please clarify how you calculated the average price amounts on this same page.

RESPONSE: We respectfully advise the Staff that the requested clarifications have been made in the Updated Presentation.

*****

Please direct any questions to the undersigned at (212) 908-3933.

Sincerely,

/s/ Corby J. Baumann

Corby J. Baumann

cc:

Mr. Daniel Duchovny, SEC

Mr. Courtney R. Mather, Vision One Fund, LP